SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

For the month of December 2005.

QI Systems Inc. (SEC File No: 0-30948)

(Translation of registrant's name into English)

Unit 101, 3820 Jacombs Road, Richmond, British Columbia, CANADA, V6V 1Y6

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F ____]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ____ No _X___]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QI Systems Inc.

(Registrant)

Date: January 06, 2004
By:* Steven R. Garman (Signature)*

Steven R. Garman

President & CEO

QI Systems Inc.

*Print name and title under the signature of the signing officer

News Releases: December 2005

QI Systems Applies to SEC for Domicile Relocation to USA

Dallas & Richmond, British Columbia - Business Wire – December 22, 2005 - QI Systems Inc. (OTCBB: QIIIF), a developer and integrator of microchip-based card payment and tracking solutions, today announced that it has formally filed an application with the United States Securities & Exchange Commission requesting permission to change the Company’s corporate domicile from the present registry in British Columbia, Canada to Delaware in the United States.

The change of registry is being undertaken to facilitate communications with the Company’s growing US shareholder base, to expand exposure to lucrative United States high tech markets, to increase partnership and joint venture opportunities and to position the Company for potential movement to a senior stock exchange.

QI Systems’ President and Chief Executive Officer, Steven Garman, commented, “The domicile change will have no effect on our current operation in Vancouver as we plan to maintain our design, development and manufacturing facility there and keep a corporate presence in Canada. The registry relocation, coupled with the opening of a new US based administrative office in January 2006, should have a very positive impact on the Company’s visibility and enhance QI Systems’ long-term marketing efforts.”

About QI Systems Inc.

QI Systems Inc. designs, develops and markets chip-based card payment and tracking solutions to a number of industries. Products and core competencies include smart-card and stored-value systems, security protocols, data communication software design and hardware manufacture.

Matters discussed in this announcement are “forward-looking statements” and are subject to certain risks and uncertainties. Consider all risk factors carefully when evaluating forward-looking statements as actual results may differ materially from current expectations. QI Systems undertakes no obligation to publicly update such forward-looking statements.

Corporate & Media Contact:
Steven R. Garman
President & CEO
(817) 427-8611

Investor Relations Contact:
Todd Lorenze
Hobson, Lorenze, Bowersock & Associates
(407) 327-6444